UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66533

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Creatis Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

23 Salt Spray Lane
(No. and Street)

Cape Elizabeth	ME	04107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Bohlmann	646-535-0328	mbohlmann@creatiscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Bohlmann _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Creatis Capital LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CREATIS CAPITAL LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2025

Creatis Capital LLC
Financial Statements
For The Year Ended December 31, 2025

CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Creatis Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Creatis Capital, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Creatis Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creatis Capital, LLC's management. My responsibility is to express an opinion on Creatis Capital, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Creatis Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Creatis Capital, LLC's financial statements. Supplemental Information is the responsibility of Creatis Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Creatis Capital, LLC 's auditor since 2023.
Tarzana, California
February 20, 2026

Creatis Capital LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and Cash Equivalents	$	16,778
Prepaid Expenses		3,637
Total Assets	$	20,415

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Deferred Revenue	$	3,063
Accounts Payable and Accrued Expenses		5,596
Total Liabilities		8,659
Member's Equity		11,756
Total Liabilities and Member's Equity	$	20,415

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Operations
For The Year Ended December 31, 2025

Revenues	
Private Placement	$ 10,500
Fees from Registered Representatives	4,792
Interest Income	325
Total Revenues	15,617
Expenses	
Professional Fees	11,950
Other	9,353
Regulatory Expenses	5,219
Commission Expense	2,042
Total Expenses	28,564
Net Loss	$ (12,947)

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2025

Balance - January 1, 2025	$	10,503
Contributions		14,200
Net Loss		(12,947)
Balance - December 31, 2025	$	11,756

The accompanying notes are an integral part of these financial statements.

Creatis Capital LLC
Statement of Cash Flows
For The Year Ended December 31, 2025

Cash Flows From Operating Activities:		
Net Loss	$	(12,947)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Prepaid Expenses		53
Deferred Revenue		146
Accounts Payable and Accrued Expenses		2,491
Net Cash Used in Operating Activities		(10,257)
Cash Flows From Financing Activities:		
Capital Contributed		14,200
Net Cash Flows Provided by Financing Activities		14,200
Net Increase in Cash and Cash Equivalents		3,943
Beginning of Year		12,835
End of Year	$	16,778
Supplemental Cash Flow Disclosures:		
Income Tax Payments	$	-
Interest Payments	$	-

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

    Creatis Capital LLC (the "Company") is wholly owned by Creatis LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). As a Limited Liability Company, the Member's liability is limited to its investment.

2. **Summary of Significant Accounting Policies and Basis of Presentation**

    Accounting Policies
    The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

    Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

    Revenue from Contracts with Customers
    The Company adheres to FASB ASC 606 - Revenue from contracts with customers, includes referral fees for the introduction of investors to investment management funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

    Revenue from referral agreements is based upon a percentage of the assets initially invested in the funds by introduced investors. As the investment amount is not known until the assets are transferred, the referral fee revenue of the Company is unable to be recognized until that time.

    Referral fee revenue also includes a percentage of the gross assets under management and performance fees earned from assets invested in the funds by introduced investors for the life of the investments, including additional investments made by the introduced investors. As the value of assets at future points in time as well as the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, are uncertain, the Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

    Accounts Receivable
    Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts

6

2.   **Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

Accounts Receivable (Continued)

receivables for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. There were no accounts receivable as of December 31, 2025,

The Company adheres to ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized cost.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is subject to audit by the taxing agencies for years ended December 31, 2022, 2023 and 2024.

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3.   **Net Capital**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or $6\frac{2}{3}$ of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $7,998, which exceeded the required minimum net capital by $2,998 and the ratio of aggregate indebtedness to net capital was 1.08 to 1.00.

4.   **Concentrations**

98% of the revenue was derived from two sources, 67% from private placement fees and 31% from registered representative fees.

5.   **Related Party Transactions**

The Company has an expense sharing agreement with its Member, last amended August 25, 2020. Under the terms of this agreement, the Company is allocated its share of certain administrative and operating expenses paid by the Member. There were no amounts incurred by the Company pursuant to this agreement during 2025.

The Company operates from office space provided by the owner of its Member at no cost and the Company does not record these shared expenses. The Member's owner is deemed to have adequate resources independent of the broker dealer to pay its liabilities and expenses, and as allowed in SEA Rule 15c3-1(c)(2)(i)(F) and further guidance on FINRA Notice 03-63. For the year ended December 31, 2025, the non-reimbursable shared expenses were not material to the financial statements.

6.   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company was not subject to any litigation during and at the year ended December 31, 2025.

7.   **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued, February 20, 2025. The evaluation did not result in any subsequent events that required disclosure and/or adjustments.

8.   **Net Loss – Going Concern**

The Company incurred a loss for 2025 and was dependent on its Member for capital contributions for working capital and net capital. The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS

Creatis Capital LLC
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2025

Member's Equity	$	11,756
Non-allowable Assets		
Prepaid Expenses	$	3,637
Total Non-Allowable Assets		3,637
Less: Haircut		(121)
Net Capital		7,998
Minimum Net Capital Requirement - the greater of $5,000		
or 6-2/3% of aggregate indebtedness of $6,021		5,000
Excess Net Capital	$	2,998
Total Aggregate Indebtedness	$	8,659
Ratio of Aggregate Indebtedness to Net Capital		1.08 to 1.00

Reconciliation with the Company's Computation included
in Part IIA of Form X-17-A-5 as of December 31, 2025:
There is no significant difference between the above computation of
net capital and the corresponding computation reported in the Form
X-17A-5 Part IIA filed.

CREATIS CAPITAL LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

CREATIS CAPITAL LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Company does not claim exemption form Rule 15c3-3 in reliance upon Footnote 74 of 2013 Release. The Company does not hold customer funds or securities.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Creatis Capital, LLC
Cape Elizabeth, ME

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Creatis Capital, LLC, stated that Creatis Capital, LLC (1) does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; (2) Creatis Capital, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Creatis Capital, LLC limits its business activities to placement and advisory services to customers consisting of capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2026



CREATIS CAPITAL LLC
23 Salt Spray Lane
Cape Elizabeth, ME 04107

2025 EXEMPTION REPORT

Creatis Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to placement and advisory services to customers consisting of capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Creatis Capital LLC

I, Michael M. Bohlmann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael M. Bohlmann, CEO

February 20, 2026